[redacted]

SEC Mail Processing Section
MAR 01 2010
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122

UNI
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AD 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carredex Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza FL 18
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Meyer (925) 2470950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David I Weiss CPA PLLC
(Name – *if individual, state last, first, middle name*)

183 Madison Ave (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick C. Ermel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carreden Group, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARIAN L. KARWATT
Comm# DD0717329
Expires 10/29/2011
Florida Notary Assn., Inc

Marian L. Karwatt

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A - EXEMPT
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A EXEMPT
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A EXEMPT
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

TABLE OF CONTENTS	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition as at December 31, 2009	2
Statement of Income for the Year Ended December 31, 2009	3
Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2009	4
Statement of Cash Flows for the Year Ended December 31, 2009	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2009	9
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	10-12

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC
DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2010
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 53,542
Accounts Receivable	18,579
Prepaid Expenses	5,576
TOTAL ASSETS	$ 77,697

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 9,250
Income Taxes Payable	1,000
TOTAL LIABILITIES	10,250
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(363,914)
TOTAL STOCKHOLDERS' EQUITY	67,447
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 77,697

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Fee Income	$ 2,966,852	
Reimbursed Overhead Expenses	135,590	
TOTAL REVENUES		$ 3,102,442
COST OF REVENUES		
Consulting and Referral Fees	2,784,707	
TOTAL COST OF REVENUES		2,784,707
GROSS PROFIT		317,735
EXPENSES		
Directors' Fee	125,000	
Promotion and Marketing	8,386	
Travel	15,028	
Professional Fees	47,206	
Depreciation Expense	1,257	
Insurance	4,517	
Office Expense	3,191	
Rent and Utilities	30,070	
Messenger and Delivery	2,173	
Telephone	34,748	
Dues and Subscriptions	1,437	
Automotive Expense	1,670	
Registration and Regulatory Costs	11,587	
Bad Debt Expense	108,063	
TOTAL EXPENSES		394,333
NET INCOME (LOSS) BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		(76,598)
OTHER INCOME (EXPENSE)		
Interest Income	68	
Loss on Disposition of Assets	(2,741)	
TOTAL OTHER INCOME (EXPENSE)		(2,673)
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		(79,271)
PROVISION FOR CURRENT INCOME TAXES		(4,255)
DEFERRED INCOME TAX BENEFIT		25,929
NET INCOME (LOSS)		$ (57,597)

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2009	$ 25,000	$ 406,361	$ (265,523)	$ 165,838
Shareholders' Distributions	--	--	(40,794)	(40,794)
Net Income (Loss)	--	--	(57,597)	(57,597)
Balances - December 31, 2009	$ 25,000	$ 406,361	$ (363,914)	$ 67,447

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)		$ (57,597)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation Expense	$ 1,257	
Loss on Disposition of Assets	2,741	
Changes in Assets and Liabilities:		
Security Deposits	6,000	
Accounts Receivable	147,628	
Deferred Income Tax	(25,929)	
Prepaid Expenses	10,223	
Accrued Expenses	(60,016)	
Income Taxes Payable	700	
Total Adjustments		82,604
Net Cash Provided by Operating Activities		25,007
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided by Investing Activities		--
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholders' Distributions	(40,794)	
Net Cash Applied to Financing Activities		(40,794)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,787)
CASH AND CASH EQUIVALENTS - January 1, 2009		69,329
CASH AND CASH EQUIVALENTS - December 31, 2009		$ 53,542
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year Ended December 31, 2009 for:		
Income Taxes	$ 1,000	

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company also represents corporate clients in a broad range of transactions, including private placement, exclusive sale, merger and acquisition, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and Cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Basis of Accounting: The Company prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

FASB Accounting Standards Codification: On June 30, 2009, the Financial Accounting Standards Board (FASB) issued FASB 168, the FASB Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles (ASC 105, Generally Accepted Accounting Principles), to establish the Codification as the sole source of authoritative nongovernmental GAAP. ASC 105 is effective for financial statements issued for periods ending after September 15, 2009 and has been adopted by the Company.

Subsequent Events: Carreden Group, Inc. has adopted FASB ASC 855 (Formerly, Statement of Financial Accounting Standards (SFAS) No. 165), Subsequent Events, effective for financial statements ending after June 15, 2009. Management has evaluated all activity through February 26, 2010, the issue date of the financial statements and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Provision for Income Taxes: The Company has adopted FASB ASC 740, Income Taxes (which includes the former FASB interpretation 48 Accounting for Uncertainty in Income Taxes) effective for financial statements beginning after December 15, 2008. The Company has had no examinations in progress and none are expected at this time. As of December 31, 2009, management of the Company has reviewed all open tax years and major jurisdictions and concluded the adoption of the new accounting guidance resulted in no impact to the Company's financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns.

For income tax purposes, the stockholder has elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholder.

State and local income taxes are provided based on statutory rates.

In accordance with FASB ASC 740, Income Taxes (which includes the former FASB 109 Accounting for Income Taxes) the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

The components of the provision for corporate income taxes for the year ended December 31, 2009 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ --	$ (2,000)	$ (2,255)	$ (4,255)
Provision for Deferred Income Tax Benefit	--	--	25,929	25,929
Total Provision for Income (Taxes) Benefit	$ --	$ (2,000)	$ 23,674	$ 21,674

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2009 the Company had net capital of $43,292, which exceeded its requirement of $5,000 by $38,292.

NOTE 4 - COMPANY STOCK SALE AND CONSULTING AGREEMENTS

Effective as of December 31, 2009 and subject to FINRA's approval which is pending, the Company's sole shareholder sold all the issued and outstanding common stock of the Company (100 shares) to four individuals who will continue Carreden Group, Inc.'s business operations primarily in Moraga, California under an anticipated sublease of office space. The closing date is expected to occur on or about March 31, 2010.

In connection with the transition of Carreden Group, Inc.'s client business activities, the Company has contracted its former sole shareholder effective as of the closing date of the stock sale agreement through June of 2013. The fee for such services is based on various annual percentages of the Company's total gross revenue in accordance with the terms of the agreement.

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 67,447
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 18,579	
Prepaid Expenses	5,576	
TOTAL DEDUCTIONS AND/OR (CHARGES)		24,155
NET CAPITAL, AS DEFINED		43,292
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Qualified Aggregate Indebtedness, or $5000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 38,292

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments of $20,679 comprised of $5,250 accrued expenses/taxes payable increases and a $25,929 deferred income tax decrease on the Statement of Financial Condition.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2009 in accordance with Auditing Standards Generally Accepted in the United States of America, (on which we issued our report dated February 26, 2010) we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required of Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by management or employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2009 and this report does not effect our report thereon dated February 26, 2010. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors', management of the Company, the SEC, New York Stock Exchange, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2010
New York, New York

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045109 FINRA DEC
CARREDEN GROUP INC 6*6
75 ROCKEFELLER PLZ FL 18
NEW YORK NY 10019-6932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (732.24)

8/12/09
Date Paid

C. Less prior overpayment applied (582.24)

D. Assessment balance due or (overpayment) <582.24>

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ <582.24>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(582.24)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carreden Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP + FINOP
(Title)

Dated the 25TH day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 2,918,132
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PLEASE SEE ATTACHED WORKSHEET	2,918,132
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,918,132
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ 150 (to page 1 but not less than $150 minimum)